Exhibit 12.01

Arlington Asset Investment Corp.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$27,087	$140,981	$(303,203)	$(660,724)	$(74,863)

Distributed income of equity investees	222	326	7,355	1,933	13,821

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	1,155	3,645	72,751	472,100	557,257
Rentals	54	77	251	2,316	3,071

Total fixed charges	$1,209	$3,722	$73,002	$474,416	$560,328

Pre-tax income (loss) from continuing operations adjusted to exlude income or loss from equity investees plus fixed charges and distributed income of equity investees	$28,518	$145,029	$(222,846)	$(184,375)	$499,286

Ratio of earnings to fixed charges	23.6	39.0	(A )	(A )	(A	)

(A)	Due to the Company’s losses in 2008, 2007 and 2006, the ratio coverage in these years was less than 1:1. The Company would have had to generate additional earnings of $295,848, $658,791 and $61,042, respectively, to achieve coverage of 1:1 in those years.